

December 2, 2010

Ms. Kathleen S. Dvorak, Chief Financial Officer
Richardson Electronics, Ltd.
40W267 Keslinger Road, P.O. Box 393
LaFox, Illinois 60147-0393

> **Re:** **Richardson Electronics, Ltd.**
> **Form 10-K for the Fiscal Year Ended May 29, 2010**
> **Filed July 22, 2010**
> **Response Letter Dated November 24, 2010**
> **File No. 0-12906**

Dear Ms. Dvorak:

We have reviewed your response letter and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

Form 10-K for the Fiscal Year Ended May 29, 2010

Notes to Consolidated Financial Statements, page 32

Note 3 – Significant Accounting Policies, page 32

– Revenue Recognition, page 36

1. We note your response to prior comment 3. Please clarify for us if you believe the services to be provided following the delivery of the product are inconsequential or perfunctory as set forth in SAB Topic 13.A.3(c) and explain your basis for that

conclusion. If not, explain how your recognition of revenue prior to the completion of all activities is appropriate under SAB Topic 13.

You may contact Gary Newberry at (202) 551-3761 or me at (202) 551-3643 if you have questions regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant at (202) 551-3671.

Sincerely,

Kevin L. Vaughn
Accounting Branch Chief